Mail Stop 6010


	December 13, 2005


Jack A. Pacheco
Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538

Re:	SMART Modular Technologies (WWH), Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed November 30, 2005
	Registration No. 333-129134

Dear Mr. Pacheco:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Principal Investors, page 2

1. We note your response to prior comment 3 and your revised disclosure. Please revise to disclose the percentage of the beneficial ownership of your principal investors upon completion of the offering and that the shareholder`s agreement with those investors will remain in effect.

Use of Proceeds, page 25

2. We note your revised disclosure in the last paragraph. Please indicate that the Series A redeemable preferred shares redeemed were held by Modular, L.L.C. which is principally owned by Texas
Pacific
Group, Francisco Partners and Shah Capital Partners.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

Impact of Change to a Service Agreement on Net Revenue Reporting, page 32

3. Please refer to our prior comments 14 and 58. It is unclear from your response how the significant terms of your contract with your largest customer prior to April 2004 was different from other customers that allowed you to record the revenue on a gross basis. Please tell us in detail your basis for recording the revenue from this customer on a gross basis for the predecessor entity. Also, revise footnote 1(f) to disclose the revenue recognition policy of the predecessor and successor entity separately.

4. Also, please include a discussion of the changes in the significant terms of the contract that were made in April 2004.
For
example, please clarify for the investor what you mean by "inventory risk."

Basis of Presentation, page 32

5. Please refer to our prior comments 15 and 19. We note your presentation of the combined financial results for 2004 which includes the predecessor business for the period from September 1, 2003 through April 16, 2004 and the successor business for the period
April 17, 2004 to August 31, 2004. In combining these operating results, service revenue is primarily reflected on a gross basis for the predecessor business and on a net basis for the successor entity making it difficult to discuss comparisons of the line item cost of sales. Also, it is difficult to compare the gross profit, as a percentage, for all periods being compared. Your MD&A presentation should enable you to discuss the significant changes in your operating results for the periods being compared so investors have a clear understanding of your results. In this regard, please revise your presentation and include a meaningful discussion of the significant changes in your income statement line cost of sales and gross profit for the periods being compared.

6. Please refer to our prior comment 16. You indicate that the combined financial statements reflect the application of allocation policies adopted by Solectron and SMART for various corporate overhead costs and activities. To the extent you refer to allocation of costs here and in footnote 1(b), provide an explanation of the allocation method used. Refer to SAB Topic 1-B.

Recent Accounting Pronouncements, page 44

7. Please refer to our prior comment 22.  It appears that SFAS
123R
is effective for the first interim or annual reporting period beginning after the entity becomes a public entity. A non-public entity that meets the definition of a public entity in Statement 123R is defined in paragraph B257. It would appear that SFAS 123R would be effective for you with your annual period beginning on September
1, 2006. Under the Commission`s amendment, registrants are permitted, but not required, to comply with SFAS 123R for periods before the effective date of the Commission`s new rule. If you have elected to adopt the provisions of SFAS 123R beginning in the first interim period on September 1, 2005 please provide the following SAB
74 disclosures:

* Describe the new standard, required date of adoption, and date entity plans to adopt (if earlier)
* Discuss methods of adoption allowed and method expected to be used by entity
* Discuss impact the standard is expected to have on financial statements
* Consider disclosure of other significant impacts of new standard, for example, changes in business practices

Refer to our Release 33-8568, Amendment to Rule 4-01(a) of
Regulation
S-X Regarding the Compliance Date for SFAS 123R, Share-Based
Payment.

Business, page 45

Memory Modules, page 47

8. We note your response to prior comment 25. Please briefly disclose why you believe that the growth rate in the number of units for the worldwide DRAM memory market and for OEM demand are the relevant metrics for your investors.

Product-Related Logistics and Services, page 55

9. Please briefly disclose the substance of your response to prior comment 29. Also, expand your disclosure on page 37 to discuss the change in revenue from the services.

Customers, page 56
10. We note your response to prior comment 30. Please file the complete agreement. For example, we note that you did not file
Exhibits A and B and Annex 1 to Exhibit 10.13.

Differences in Corporate Law, page 77

11. We note your response to prior comment 44. Please continue to enhance your disclosure to include a more complete comparison of all material differences between shareholder rights and protections that are available under Cayman Islands law and Delaware law.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-7

(c) Acquisition of Businesses, page F-8

12. Please refer to prior comment 55. Revise to indicate for the reader how the proceeds received from the issuance of preferred stock to Modular LLC were used.

(i) Inventories, page F-10

13. Please refer to our prior comment 59. You state that non-current inventory consisted of flash integrated circuits that pertain to a particular program for a specific customer. We further note you concluded that the parts would not be consumed within one year from
August 31, 2005. Tell us in detail how you considered the impact of advancements in technology in evaluating this inventory for obsolescence.

Note 2 - Related Party Information, page F-16

14. Please refer to our prior comment 60. Tell us and disclose the terms of the financing arrangements with Solectron. Also, clarify to us why interest was not charged in 2004 to Solectron and how you have considered the guidance in Question 4 of SAB Topic 1-B.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3602 with any other questions.

	Sincerely,



	Michele Gohlke
	Branch Chief


cc (via fax):  Alan F. Denenberg, Esq.
	Michael Nordtvedt, Esq.
??

??

??

??

Jack A. Pacheco
SMART Modular Technologies (WWH), Inc.
December 13, 2005
Page 5